1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 27, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PRICE-SENSITIVE INFORMATION
CONNECTED TRANSACTION
ACQUISITION OF THE REMAINING 49% EQUITY INTEREST
IN HEWAN POWER PLANT

The Directors hereby announce that on 23 November 2007, the Company (as the purchaser) entered into the Agreement with Chinalco (as the vendor) in relation to the acquisition of the 49% equity interest in Hewan Power Plant at a total consideration of RMB496,810,000 (approximately HK$522,957,895). The Company is an existing equity holder of Hewan Power Plant holding 51% equity interest in its registered capital. Upon completion of the Agreement, Hewan Power Plant will become a wholly-owned subsidiary of the Company.

The Directors consider that the Acquisition can provide a stable supply of electricity to the Lanzhou Branch, a wholly-owned subsidiary of the Company, in order to lower the operating expenses and hence increase the profit of the Group.

Chinalco is a substantial shareholder of the Company holding approximately 41.08% of the issued share capital of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Acquisition therefore constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. As the applicable percentage ratios exceed 0.1% but are less than 2.5%, the Acquisition is therefore exempted from the independent shareholders' approval requirement stipulated under Rule 14A.32(1) of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

INTRODUCTION

On 23 November 2007, the Company (as the purchaser) entered into the Agreement with Chinalco (as the vendor) in relation to the acquisition of the remaining 49% equity interest in Hewan Power Plant at a total consideration of RMB496,810,000 (approximately HK$522,957,895). The Company is an existing equity holder of Hewan Power Plant holding 51% equity interest in its registered capital. Upon completion of the Agreement, Hewan Power Plant will become a wholly-owned subsidiary of the Company.

THE AGREEMENT
Date:	23 November 2007
Parties:
(i)	Chinalco, a state-owned enterprise established in the PRC, a substantial shareholder of the Company ; and
(ii)	the Company.
Pursuant to the Agreement, the Company has agreed to purchase and Chinalco has agreed to sell the 49% equity interest in Hewan Power Plant.
Consideration:
The consideration payable by the Company to Chinalco for the 49% equity interest in Hewan Power Plant is RMB496,810,000, which will be satisfied by way of cash from internal resources of the Group.

The Company has obtained the opportunity in becoming a party to the Acquisition through an open tender process conducted through China Beijing Equity Exchange. The consideration was also determined with reference to (i) the net asset value of Hewan Power Plant attributable to the 49% equity interest as at 31 July 2007; (ii) the expected profit of Chinalco to be generated from Hewan Power Plant after it commences its operations; and (iii) a more stable supply of electricity to Lanzhou Branch as a result of the Acquisition.

Completion of the Agreement shall take place upon compliance with the applicable transfer and registration procedures under the PRC law to enable the 49% equity interest in Chinalco to be transferred to the Company.

INFORMATION OF THE COMPANY, HEWAN POWER PLANT AND CHINALCO
The Company

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

Hewan Power Plant

Hewan Power Plant is a limited liability company established in the PRC on 2 December 2004. It is principally engaged in the generation of electricity and development of power generation side-products. The registered capital of Hewan Power Plant is RMB816,330,000 (approximately HK$859,294,400) of which 49% is owned by Chinalco and 51% is owned by the Company. Part of the assets of Hewan Power Plant include three sets of power generating units which will all locate in Honggu District, Lanzhou, PRC. As at the date of the announcement, all power generating units are under construction and the first set of power generating units is expected to commence operation by the end of 2007.

The audited net asset value of Hewan Power Plant as at 31 July 2007 amounted to approximately RMB875,607,000 (approximately HK$921,691,579) whereas the audited net asset value of the 49% equity interest of it as at 31 July 2007 amounted to approximately RMB429,047,400 (approximately HK$451,628,842). As at the date of this announcement, Hewan Power Plant has not commenced any operation. The major assets of Hewan Power Plant mainly include working facilities and projects-in-progress whereas its major liabilities mainly include both long-term and short-term loan facilities.

The 49% equity interest in Hewan Power Plant was acquired by Chinalco from Gansu SASAC in December 2006 at the consideration of approximately RMB 400,000,000 based on the net asset value of Hewan Power Plant attributable to its 49% equity interest as at the time of such acquisition.

Chinalco

Chinalco is a state-owned enterprise established in the PRC and is a substantial shareholder of the Company. The principal business activities of Chinalco mainly include aluminum fabrication, copper fabrication and manufacturing of aluminum.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors consider that the Acquisition can provide a stable supply of electricity to Lanzhou Branch, a wholly-owned subsidiary of the Company, in order to lower the operating expenses and hence increase the profit of the Group.

The Directors, including the independent non-executive Directors, are of the view that the Agreement and the transactions contemplated therein are on normal commercial terms and such terms are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

Chinalco is a substantial shareholder of the Company and hence a connected person of the Company holding approximately 41.08% of the issued share capital of the Company pursuant to Rule 14A.11 of the Listing Rules. The Acquisition therefore constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. As the applicable percentage ratios exceed 0.1% but are less than 2.5%, the Acquisition therefore is exempted from the independent shareholders' approval requirement stipulated under Rule 14A.32(1) of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

Note :	In this announcement, the exchange rate of HK$1.00 to RMB0.95 has been used for conversion into the relevant currency for indication only.
DEFINITIONS
In this announcement, the following words and expressions shall, unless the context otherwise requires, have the following respective meanings:
"Acquisition"	the acquisition of the 49% equity interest in Hewan Power Plant by the Company from Chinalco
"Agreement"	the equity transfer agreement dated 23 November 2007 entered into between the Company and Chinalco in relation to the Acquisition
"Chinalco"	Aluminum Corporation of China, a state-owned enterprise established in the PRC and a substantial shareholder of the Company
"Company"	Aluminum Corporation of China Limited
"connected person"	shall have the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Gansu SASAC"	(Gansu State-owned Assets Supervision and Administrative Commission), the State-owned Assets Supervision and Administration Commission of the Gansu Province
"Group"	the Company and its subsidiaries
"Hewan Power Plant"	Lanzhou Aluminum Hewan Power Generation Company Limited , a limited liability company established in the PRC which locates in Pinan Town, Honggu District, Lanzhou, PRC
"HK"	Hong Kong Dollars, the lawful currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lanzhou Branch"	Aluminum Corporation of China Limited Lanzhou Branch , a wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.
By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the People's Republic of China
27 November 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.
About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary